Exhibit 10.46

2.10.11

WARNER MUSIC INC.

75 Rockefeller Plaza

New York, New York 10019

February 11, 2011

Effective October 1, 2011

Paul M. Robinson

Dear Paul:

This letter, when signed by you and countersigned by us (“Company”), shall constitute our agreement (the “Agreement”) with respect to your employment with Company.

1.	Position: Executive Vice President & General Counsel. You shall be the senior-most legal and business affairs executive of Company’s ultimate parent company.

2.	Term: The term of this Agreement (the “Term”) shall commence on October 1, 2011, and end on September 30, 2015.

3.	Compensation:

(a) Salary: During the Term, Company shall pay you a salary at the following rates for the specified periods:

Period of the Term	Annual Salary
10/1/2011 – 9/30/2013	$625,000
10/1/2013 – 9/30/2015	$650,000

(b) Discretionary Bonus: With respect to each fiscal year of the Term commencing with the fiscal year that begins October 1, 2011 and ends September 30, 2012 (i.e., the 2012 fiscal year), Company shall consider granting to you an annual bonus (or a pro rata portion of such annual bonus for a portion of such fiscal year). Your target bonus for each fiscal year of the Term shall be $550,000 (or a pro rata portion of such amount for a portion of such fiscal year), and the amount of each annual bonus awarded to you shall be determined by Company based on factors including the strength of your performance and the performance of Company; provided, that, the amount of each annual bonus awarded to you may be higher or lower than the target amount, and shall remain in the sole discretion of Company. For the avoidance of doubt, with respect to the full fiscal year of the Term of the Prior Employment Agreement that begins October 1, 2010 and ends September 30, 2011 (i.e., the 2011 fiscal year), Company shall consider granting to you an annual bonus (or a pro rata portion of such annual bonus for a portion of such fiscal year). Your target bonus for the 2011 fiscal year shall be $500,000 (or a pro rata portion of such amount for a portion of such year), and the amount of such annual bonus awarded to you shall be determined by Company based on factors including the strength of your performance and the performance of Company; provided, that, the amount of such annual bonus awarded to you may be higher or lower than the target amount, and shall remain in the sole discretion of Company.

(c) Stock Options: Company shall at the earliest practicable date following the execution in full of this Agreement and in accordance with the equity granting policies of Company (currently anticipated to be on or about February 15, 2011; provided that this Agreement is executed in full on or before February 13, 2011) grant to you 300,000 options to purchase shares of common stock of Warner Music Group Corp.; subject to the terms of the applicable stock option plan and agreement.

(d) Payment of Compensation: Compensation accruing to you during the Term shall be payable in accordance with the regular payroll practices of Company for employees at your level. You shall not be entitled to additional compensation for performing any services for Company’s subsidiaries or affiliates.

4.	Exclusivity: Your employment with Company shall be full-time and exclusive. During the Term you will not render any services for others, or for your own account, in the field of entertainment or otherwise.

5.	Reporting: You shall at all times work under the supervision and direction of the senior-most executive officer of Company’s ultimate parent company (currently, Edgar Bronfman, Jr.), and shall perform such duties as you shall reasonably be directed to perform by such officer.

6.	Place of Employment: The greater New York metropolitan area. You shall render services at the offices designated by Company at such location. You also agree to travel on temporary trips to such other place or places as may be required from time to time to perform your duties hereunder.

7.	Travel and Entertainment Expenses: Company shall pay or reimburse you for reasonable expenses actually incurred or paid by you during the Term in the performance of your services hereunder in accordance with Company’s policy for employees at your level upon presentation of expense statements or vouchers or such other supporting information as Company may customarily require.

8.	Benefits: While you are employed hereunder, you shall be entitled to all fringe benefits generally accorded to employees of Company at your level from time to time, including, but not limited to, medical health and accident, group insurance and similar benefits, provided that you are eligible under the general provisions of any applicable plan or program and Company continues to maintain such plan or program during the Term. You shall also be entitled to four (4) weeks vacation (with pay) during each calendar year of the Term, which vacation shall be taken at reasonable times to be approved by Company and shall be governed by Company’s policies with respect to vacations for executives. In addition, you shall be entitled to paid time off with respect to any periods during which paid time off is provided to employees of Company generally (e.g., Christmas/New Year’s week if Company closes its office during such period).

9.	Disability/Death: If you shall become physically or mentally incapacitated from performing your duties hereunder, and such incapacity shall continue for a period of six (6) consecutive months or more or for shorter periods aggregating six (6) months or more in any twelve-month period, Company shall have the right (before the termination of such incapacity), at its option, to terminate this Agreement, except if such termination would be prohibited by law. Upon termination of this Agreement pursuant to the foregoing, you shall continue to remain employed by Company as an at-will employee. In the event your at-will employment with Company terminates, Company shall pay to you any accrued but unpaid salary to the date of such termination. In the event of your death, this Agreement shall automatically terminate except that Company shall pay to your estate any accrued but unpaid salary through the last day of the month of your death.

10.	Termination:

(a) Termination by Company: Company may at any time during the Term, by written notice, terminate your employment for “Cause” (as defined below), such Cause to be specified in the notice of termination. Only the following acts shall constitute “Cause” hereunder: (i) any willful or intentional act or omission having the effect, which effect is reasonably foreseeable, of materially injuring the reputation, business, business relationships or employment relationships of Company or its affiliates; (ii) conviction of, or plea of nolo contendere to, a misdemeanor involving theft, fraud, forgery or the sale or possession of illicit substances or a felony; (iii) material breach of material covenants contained in this Agreement; and (iv) repeated or continuous failure, neglect or refusal to perform your material duties hereunder. Notice of termination given to you by Company shall specify the reason(s) for such termination, and in the case where a cause for termination described in clause (iii) or (iv) above shall be susceptible of cure, and such notice of termination is the first notice of termination given to you for such reason, if you fail to cure such cause for termination within ten (10) business days after the date of such notice, termination shall be effective upon the expiration of such ten-day period, and if you cure such cause within such ten-day period, such notice of termination shall be ineffective. In all other cases, notice of termination shall be effective on the date thereof.

(b) Termination by You: (i) For purposes of this Paragraph 10(b), Company shall be in breach of its obligations to you hereunder if there shall have occurred any of the following events (each such event being referred to as a “Good Reason”): (A) a material reduction in your title or position as set out in Paragraph 1 hereof shall have been put into effect; (B) you shall have been required to report to anyone other than as provided in Paragraph 5 hereof; (C) any monies required to be paid to you hereunder shall not be paid when due; (D) Company requires you to relocate your primary residence outside the greater New York metropolitan area in order to perform your duties to Company hereunder; or (E) Company assigns its rights and obligations under this Agreement in contravention of the provisions of Paragraph 17(e) below.

(ii) You may exercise your right to terminate the Term of this Agreement for Good Reason pursuant to this Paragraph 10(b) by notice given to Company in writing specifying the Good Reason for termination within sixty (60) days after the occurrence of any such event constituting Good Reason, otherwise your right to terminate this Agreement by reason of the occurrence of such event shall expire and shall be deemed to have permanently lapsed. Any such termination in compliance with the provisions of this Paragraph 10(b) shall be effective thirty (30) days after the date of your written notice of termination, except that if Company shall cure such specified cause within such thirty-day period, you shall not be entitled to terminate the Term of this Agreement by reason of such specified Good Reason and the notice of termination given by you shall be null and void and of no effect whatsoever.

11.	Consequences of Breach by Company or Non-renewal:

(a) In the event of a “Special Termination” (as defined below) of your employment, your sole remedy shall be that, upon your execution of a Release (as defined below), Company shall pay to you the “Special Termination Payments” (as defined below), and in the event of a “Qualifying Non-renewal” (as defined below), your sole remedy shall be that, Company shall pay to you the “Non-renewal Payments” (as defined below) provided, Company will cease making Termination Payments (as defined below) if you do not deliver the signed Release within the time period set forth in the Release. Special Termination Payments and Non-renewal Payments are sometimes herein referred to collectively as the “Termination Payments.”

(b) The “Basic Termination Payments” shall mean any accrued but unpaid salary, accrued vacation pay in accordance with Company policy, any unreimbursed expenses pursuant to Paragraph 7, plus any accrued but unpaid benefits in accordance with Paragraph 8, in each case to the date on which your employment terminates pursuant to an event described in subparagraph (d) or (f), below, as applicable (the “Termination Date”).

(c) A “Release” shall mean a release agreement in Company’s standard form, which shall include, without limitation, a release by you of Company from any and all claims which you may have relating to your employment with Company and the termination of such employment.

(d) A “Special Termination” shall have occurred in the event that (i) Company terminates your employment hereunder other than pursuant to Paragraphs 9 or 10(a) hereof, or (ii) you terminate this Agreement pursuant to Paragraph 10(b) hereof.

(e) “Special Termination Payments” shall mean (i) the Basic Termination Payments; plus (ii) the greater of (A) the “Severance Amount” (as defined below) and (B) the sum of $1,050,000; plus (iii) a pro rata discretionary annual bonus with respect to the fiscal year in which the termination of your employment occurs, the amount of which pro rata discretionary annual bonus shall be determined by Company in its sole discretion, which shall be exercised by Company in good faith; provided that the amount of such pro rata discretionary annual bonus shall in no event be less than (y) $440,000 (i.e., 80% of your current target bonus of $550,000) multiplied by (z) a fraction, the numerator of which is the number of days (including weekend days) during which you rendered services to Company in such fiscal year, and the denominator of which is 365.

(f) A “Qualifying Non-renewal” shall have occurred in the event that, at the end of the Term: (i) Company declines to offer you continued employment with Company or one of its affiliates; or (ii) Company offers you continued employment with Company or one of its affiliates at a salary or target bonus lower than your salary or target bonus as in effect on the last day of the Term, and you elect to decline such offer and terminate your employment with Company.

(g) The “Non-renewal Payments” shall mean (i) the amount of severance pay (the “Severance Amount”) that would have been payable to you under Company policy as in effect on the Termination Date had you not been subject to an employment agreement with Company, plus; (ii) the Basic Termination Payments.

(h) Any Termination Payments payable to you under Paragraph 11(e) or (g) above shall be made by Company in accordance with its regular payroll practices by payment at the same rate as your salary was paid as of the Termination Date for the applicable period as is necessary to cause the full amount due under such clause to be paid (the “Payment Period”); provided that if the total Termination

Payments payable to you exceed an amount equal to fifty-two weeks of your salary, then the Termination Payments payable to you shall be made in equal periodic payments to you (at such times as Company makes payroll payments to its employees generally) during the fifty-two week period immediately following the date on which your employment terminates. In addition, such Termination Payments shall commence on the next possible pay cycle following the Termination Date; provided that Company shall cease making such payments if the Release is not executed in full within the time period set forth in the Release. Until the earlier of (i) the last date of the Payment Period or (ii) the date on which you become eligible for another medical insurance plan, Company shall continue to provide you and your eligible family members with coverage under Company’s medical plans in accordance with the terms of such plans, and you shall be entitled to no other benefits during such period.

(i) In the event you elect not to execute and deliver a Release in connection with a Special Termination or a Qualifying Non-renewal, Company shall only be obligated to pay to you the Basic Termination Payments. Following the delivery of an executed Release pursuant to this Paragraph 11, you shall have no duty to seek substitute employment, and Company shall have no right of offset against any amounts paid to you under this Paragraph 11 with respect to any compensation or fees thereafter received by you from any employment or self employment thereafter obtained or consultancy arrangement thereafter entered into by you.

12.	Confidential Matters: You shall keep secret all confidential matters of Company and its affiliates (for purposes of this Paragraph 12 only, “Company”), and shall not disclose them to anyone outside of Company, either during or after your employment with Company, except with Company’s written consent. You shall deliver promptly to Company upon termination of your employment, or at any time Company may request, all confidential memoranda, notes, records, reports and other documents (and all copies thereof) relating to the business of Company which you may then possess or have under your control.

13.	Results and Proceeds of Employment: You acknowledge that Company shall own all rights of every kind and character throughout the world in perpetuity in and to any material and/or ideas written, suggested or in any way created by you hereunder and all other results and proceeds of your services hereunder, including, but not limited to, all copyrightable material created by you within the scope of your employment. You agree to execute and deliver to Company such assignments or other instruments as Company may require from time to time to evidence Company’s ownership of the results and proceeds of your services.

14.

Non-Solicitation: While you are employed by Company and for a period of one year after your employment with Company ends for any reason, you shall not, without the prior written consent of Company, directly or indirectly, as an employee, agent, consultant, partner, joint venturer, owner, officer, director, member of any other firm, partnership, corporation or other entity, or in any other capacity: (a) solicit, negotiate with, induce or encourage any recording artist (including a duo or a group), publisher or songwriter who at the time is, either directly or through a furnishing entity, under contract to Company or an affiliate of Company or a label distributed by Company or an affiliate of Company, where such contract was in effect or being negotiated during the one year prior to the last day of your employment to end its relationship with Company, affiliate or label, or to violate any provision of his or her contract; or (b) solicit, negotiate with, induce or encourage any employees of Company or of Company’s affiliates in the United States to leave their employment.

15.	Indemnity: To the extent that you perform your duties for Company in good faith and in a manner you reasonably believe to be in or not opposed to the best interests of Company and not in contravention of the instructions of any senior officer of Company, Company agrees to indemnify you against expenses (including but not limited to final judgments and amounts paid in settlement to which Company has consented in writing, which consent shall not be unreasonably withheld) in connection with litigation against you arising out of the performance of your duties hereunder; provided, that, you shall have provided Company with prompt notice of the commencement of any such litigation. Company will provide defense counsel selected by Company. You agree to cooperate in connection with any such litigation.

16.	Notices: All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by prepaid courier, or mailed first-class, postage prepaid, by registered or certified mail, return receipt requested, as follows:

TO YOU:	TO COMPANY:

Paul M. Robinson c/o Warner Music Inc. 75 Rockefeller Plaza New York, NY 10019	Warner Music Inc. 75 Rockefeller Plaza New York, NY 10019 Attn: Chairman & CEO With a copy to: Warner Music Inc. 75 Rockefeller Plaza New York, NY 10019 Attn: EVP, Human Resources

Either you or Company may change the address to which notices are to be sent by giving written notice of such change of address to the other in the manner herein provided for giving notice.

17.	Miscellaneous:

(a) You represent and warrant as follows: (i) you are free to enter into this Agreement and to perform each of the terms and covenants hereunder; (ii) you are not restricted or prohibited, contractually or otherwise, from entering into and performing this Agreement and that your execution and performance of this Agreement is not a violation or breach of any other agreement and (iii) you have not disclosed to Company or any officer or other affiliate of Company any proprietary information or trade secrets of any former employer. You further covenant that you shall not enter into any other agreements (including an extension or amendment of any agreement) that would restrict or prohibit you from entering into or performing under this Agreement.

(b) You acknowledge that while you are employed hereunder you will comply with Company’s conflict of interest policy and other corporate policies including, but not limited to, the requirements of Company’s compliance and ethics program, as in effect from time to time, of which you are made aware. All payments made to you hereunder shall be subject to applicable withholding and social security taxes and other ordinary and customary payroll deductions.

(c) You acknowledge that services to be rendered by you under this Agreement are of a special, unique and intellectual character which gives them peculiar value, and that a breach or threatened breach of any provision of this Agreement (particularly, but not limited to, the provisions of Paragraphs 4 and 12 hereof), will cause Company immediate irreparable injury and damage which cannot be reasonably or adequately compensated in damages in an action at law. Accordingly, without limiting any right or remedy which Company may have in such event, you specifically agree that Company shall be entitled to injunctive relief to enforce and protect its rights under this Agreement. The provisions of this Paragraph 17(c) shall not be construed as a waiver by Company of any rights which Company may have to damages or any other remedy or by you as a waiver by you of any rights which you may have to offer fact-based defenses to any request made by Company for injunctive relief.

(d) This Agreement sets forth the entire agreement and understanding of the parties hereto, and supersedes and terminates any and all prior agreements, arrangements and understandings, excluding the prior employment agreement between you and Company dated August 9, 2007 (the “Prior Employment Agreement”), which shall remain in full force and effect until the effective date of this Agreement. No representation, promise or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise or inducement not herein set forth.

If, notwithstanding the provisions of the foregoing paragraph, any provision of this Agreement or the application hereof is held to be wholly invalid, such invalidity shall not affect any other provisions or application of this Agreement that can be given effect without the invalid provisions or application, and to this end the provisions of this Agreement are hereby declared to be severable.

(e) The provisions of this Agreement shall inure to the benefit of the parties hereto, their heirs, legal representatives, successors and permitted assigns. This Agreement, and your rights and obligations hereunder, may not be assigned by you. Company may assign its rights, together with its obligations, hereunder only in connection with any sale, transfer or other disposition of all or a substantial portion of the stock or assets of Company.

(f) Nothing contained in this Agreement shall be construed to impose any obligation on Company to renew this Agreement. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. Neither the continuation of employment nor any other conduct shall be deemed to imply a continuing obligation upon the expiration of this Agreement. Upon the expiration of the Term of this Agreement, the continuation of your employment (if applicable) shall be deemed “at-will.” Accordingly, upon the expiration of the Term, your employment with Company shall not be subject to a defined term, but rather, you may terminate your employment with Company at any time and for any reason and Company may terminate your employment at any time and for any reason, and accordingly, in the event of such termination by either party after the expiration this Agreement, only the provisions of this Agreement which specify that they survive the expiration of the Term shall survive, and all other provisions of the Agreement, including the provisions relating to Special Termination Payments, shall not apply. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

(g) This Agreement shall be governed by and construed according to the laws of the State of New York as applicable to agreements executed in and to be wholly performed within such State. In the unlikely event that differences arise between the parties related to or arising from this Agreement that are not resolved by mutual agreement, to facilitate a judicial resolution and save time and expense of both parties, Company and you agree not to demand a trial by jury in any action, proceeding or counterclaim.

18.	Section 409A: This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and will be interpreted in a manner intended to comply with Section 409A of the Code. References under this Agreement to a termination of your employment shall be deemed to refer to the date upon which you have experienced a “separation from service” within the meaning of Section 409A of the Code. Notwithstanding anything herein to the contrary, (i) if at the time of your separation from service with Company you are a “specified employee” as defined in Section 409A of the Code (and any related regulations or other pronouncements thereunder) and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) until the date that is six months following your separation from service (or the earliest date as is permitted under Section 409A of the Code), at which point all payments deferred pursuant to this Paragraph 18 shall be paid to you in a lump sum and (ii) if any other payments of money or other benefits due to you hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by Company, that does not cause such an accelerated or additional tax. To the extent any reimbursements or in-kind benefits due to you under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to you in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code. For the avoidance of doubt, any continued health benefit plan coverage that you are entitled to receive following your termination of employment is expected to be exempt from Section 409A of the Code and, as such, shall not be subject to delay pursuant to this paragraph.

If the foregoing correctly sets forth our understanding, please sign below and return this Agreement to Company.

Very truly yours,

WARNER MUSIC INC.

By:	/s/ Mark Ansorge

Accepted and Agreed:

/s/ Paul M. Robinson
Paul M. Robinson